Exhibit 2

FOR IMMEDIATE RELEASE	10 March 2015

WPP plc (“WPP”)

Directors’ Interests

WPP was notified yesterday of changes in the share ownership of executive directors of the company, pursuant to the vesting of the 2012 Executive Share Awards (“ESA”) granted in 2013.

On 9 March 2015, Sir Martin Sorrell became entitled to receive 139,234 ordinary shares pursuant to his 2012 ESA granted in 2013. On 9 March 2015, Sir Martin Sorrell sold 67,046 of these ordinary shares in order to discharge the consequential UK and US tax liabilities.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 19,082,587 shares (inclusive of the shares he is entitled to received pursuant to the awards granted under Renewed LEAP in 2004, 2005, the UK parts of the 2006 award, the 2007 award and the UK part of the award granted under LEAP in 2009, the receipt of which has been deferred). Sir Martin Sorrell’s family interests and rights represent 1.453% of the issued share capital of WPP. Additionally the JMCMRJ Sorrell Foundation holds 2,105,936 WPP shares, representing 0.160% of WPP’s issued share capital.

On 9 March 2015, Mr Paul Richardson became entitled to receive 13,239 ADRs pursuant to his 2012 ESA granted in 2013. On 9 March 2015, Mr Paul Richardson sold 9,950 of these ADRs to discharge the consequential UK and US tax liabilities. At today’s date, Mr Richardson’s beneficial holding is the equivalent of 779,295 WPP shares, representing 0.059% of WPP’s issued share capital.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204